210, 1167 Kensington Cr. N.W
Calgary, Alberta
Canada T2N 1X7

FOR IMMEDIATE RELEASE

Oncolytics Biotech® Inc. Announces 2009 Year End Results

CALGARY, AB, March 9, 2010 --- Oncolytics Biotech Inc. (TSX:ONC, NASDAQ:ONCY) (“Oncolytics” or the “Company”) today announced its financial results and operational highlights for the year ended December 31, 2009.

“In 2009, we executed on our business plan focused on preparing the Company for late stage clinical testing and ultimately commercial launch by making substantial clinical progress, strengthening our intellectual property position and balance sheet, and scaling up manufacturing to near commercial levels,” said Dr. Brad Thompson, President and CEO of Oncolytics.  “Our focus in the year ahead will be on advancing our first Phase 3 trial, which we expect to begin in the second quarter.”

Selected Highlights
In the last 14 months the Company:

Clinical Trial Results
-
Announced positive updated results from a U.K. Phase 1/2 combination REOLYSIN® and paclitaxel/carboplatin trial for patients with advanced head and neck cancers (REO 011). Of 19 evaluable patients with head and neck cancer, mostly squamous cell carcinoma of the head and neck refractory to prior platinum-based chemotherapy for recurrent/metastatic disease, eight experienced partial responses (PR) and six had stable disease (SD), for a clinical benefit rate (complete response (CR) + PR + SD) of 74%;

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Presented updated U.S. Phase 2 sarcoma trial (REO 014) data at the 15th Annual Connective Tissue Oncology Society Meeting demonstrating that 19 of 44 evaluable patients experienced stable disease ranging from two to 20 months, resulting in a total clinical benefit rate of 43%;

-
Announced positive results from a U.K. combination REOLYSIN and docetaxel trial for patients with a variety of advanced cancers (REO 010). Fifteen of the 17 evaluable patients experienced SD or better, including two PR, three minor responses and 10 SD, giving a clinical benefit rate of 88%;

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Announced positive results of a U.K. Phase 2 REOLYSIN and radiation combination clinical trial (REO 008). Of 14 evaluable patients, 13 patients had SD or better in the treated target lesions, including four PRs and two minor responses, for a clinical benefit rate of 93% in the treated lesions;

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Presented a poster at ASCO demonstrating that the combination of REOLYSIN and gemcitabine in a U.K. Phase 1 trial (RE0 009) was well tolerated, and resulted in disease control for a majority of the patients. Of the ten patients evaluable for response, two patients (breast and nasopharyngeal) had partial responses and/or clinical responses and five patients had SD for 4-8 cycles, for a total disease control rate (CR+PR+SD) of 70%;

Clinical Program
-
Completed an agreement with the U.S. Food and Drug Administration (FDA) under the Special Protocol Assessment (SPA) process for the design of a Phase 3 trial examining REOLYSIN in combination with paclitaxel and carboplatin in patients with platinum refractory head and neck cancers;

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Received a letter of approval from the U.K. Medicines and Healthcare products Regulatory Agency (MHRA) to conduct its Phase 3 trial examining REOLYSIN in combination with paclitaxel and carboplatin in patients with platinum-refractory head and neck cancers.

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Started patient enrolment in a U.S. Phase 2 Combination REOLYSIN and paclitaxel/carboplatin clinical trial (REO 016) for patients with non-small cell lung cancer with Kras or EGFR-activated tumours. Eligible patients include those who have not received chemotherapy treatment for their metastatic or recurrent disease;

-	Started patient enrolment in a U.K. translational clinical trial (REO 013) investigating REOLYSIN in patients with metastatic colorectal cancer;
-
Announced multi-trial clinical research collaboration with the Cancer Therapy & Research Center (CTRC) at the University of Texas Health Science Center involving up to five, open-label, Phase 2 studies exploring the use of REOLYSIN in combination with chemotherapy for various cancer indications. These indications are expected to include melanoma, pancreatic cancer, squamous cell lung, liver and Kras mutated colorectal cancers in combination with standard chemotherapeutics;

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Started enrollment in a U.S. Phase 2 clinical trial using intravenous administration of REOLYSIN in combination with paclitaxel and carboplatin in patients with metastatic melanoma being conducted at CTRC;

Financial
-	Announced the results of two warrant expiry date acceleration programs for warrants generating proceeds of approximately $14.9 million;
-	Completed a public offering consisting of 3.45 million units at $2.00 per unit, for gross proceeds of $6.9 million;
-	Completed a public offering consisting of 4,887,500 units at US$3.00 per unit, for gross proceeds of US$14.7 million;
-	Completed the acquisition of an inactive private company with net cash of $2.1 million by issuing 1,875,121 common shares;

Intellectual Property
-
Announced the grant of the Company’s 32nd U.S. Patent, No. 7,582,289, entitled “Viruses for the Treatment of Cellular Proliferative Disorders” with the claims covering methods of using modified parapoxvirus orf virus to treat Ras-mediated cancers;

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Announced the grant of the Company’s 33rd U.S. Patent, No. 7,608,257, entitled “Sensitization of Chemotherapeutic Agent Resistant Neoplastic Cells with a Virus.” The patent claims cover methods of using reovirus in combination with currently approved chemotherapeutic agents to treat patients that are refractory to those chemotherapeutic agents alone;

Manufacturing
-	Completed of the lyophilized (freeze-dried) formulation development program for REOLYSIN;
-	Completed an initial 100-litre production run of REOLYSIN under cGMP conditions; and

Management Team
-	Appointed Dr. Alan Warrander to the role of Senior Vice President, Global Licensing and Business Development.

Oncolytics Biotech Inc.

CONSOLIDATED BALANCE SHEETS

As at December 31

	$2009	$2008
ASSETS
Current
Cash and cash equivalents	32,448,939	7,429,895
Short-term investments	1,679,937	5,846,634
Accounts receivable	64,787	86,322
Prepaid expenses	507,408	179,668
	34,701,071	13,542,519
Property and equipment	208,320	263,926
Intellectual property	—	180,750
Long term investment	684,000	—
	35,593,391	13,987,195
LIABILITIES AND SHAREHOLDERS' EQUITY
Current
Accounts payable and accrued liabilities	4,226,933	4,534,111

Commitments and contingency
Shareholders' equity
Share capital
Authorized: unlimited
Issued: 61,549,969 (2008 – 43,830,748)	131,908,274	95,234,924
Warrants	4,511,441	3,425,110
Contributed surplus	13,734,743	13,349,801
Deficit	(118,788,000)	(102,556,751)
	31,366,458	9,453,084
	35,593,391	13,987,195

Oncolytics Biotech Inc.

CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS

For the periods ended December 31

	$2009	$2008	$2007	Cumulative from inception on April 2, 1998 to December 31, 2009 $
Revenue
Rights revenue	—	—	—	310,000
	—	—	—	310,000
Expenses
Research and development	11,606,514	13,351,875	12,385,743	86,138,291
Operating	3,782,507	4,311,575	3,826,195	28,619,532
Stock based compensation	424,273	64,039	539,156	5,193,117
Foreign exchange loss (gain)	179,716	(68,283)	8,862	769,143
Amortization – intellectual property	180,750	361,500	361,500	3,615,000
Amortization – property and equipment	64,930	48,754	40,714	562,081
	16,238,690	18,069,460	17,162,170	124,897,164
Loss before the following	16,238,690	18,069,460	17,162,170	124,587,164
Interest income	(29,441)	(519,256)	(1,211,744)	(6,563,446)
Gain on sale of BCY LifeSciences Inc.	—	—	—	(299,403)
Loss on sale of Transition Therapeutics Inc.	—	—	—	2,156,685
Loss before income taxes	16,209,249	17,550,204	15,950,426	119,881,000
Income taxes	22,000	—	—	(1,093,000)
Net loss and comprehensive loss for the period	16,231,249	17,550,204	15,950,426	118,788,000
Basic and diluted loss per common share	(0.33)	(0.42)	(0.39)

Oncolytics Biotech Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the periods ended December 31
	$2009	$2008	$2007	Cumulative from inception on April 2, 1998 to December 31, 2009 $
OPERATING ACTIVITIES
Net loss and comprehensive loss for the period	(16,231,249)	(17,550,204)	(15,950,426)	(118,788,000)
Add/(deduct) non-cash items
Amortization – intellectual property	180,750	361,500	361,500	3,615,000
Amortization – property and equipment	64,930	48,754	40,714	562,081
Stock based compensation	424,273	64,039	539,156	5,193,117
Other non-cash items	110,800	—	—	1,494,337
Net change in non-cash working capital	(613,383)	1,787,279	586,964	3,654,738
Cash used in operating activities	(16,063,879)	(15,288,632)	(14,422,092)	(104,268,727)
INVESTING ACTIVITIES
Acquisition of property and equipment	(9,324)	(111,577)	(92,221)	(823,068)
Purchase of short-term investments	(1,679,937)	(347,901)	(949,496)	(51,096,801)
Redemption of short-term investments	5,846,634	13,000,000	6,573,000	48,998,380
Investment in BCY LifeSciences Inc.	—	—	—	464,602
Investment in Transition Therapeutics Inc.	—	—	—	2,532,343
Cash provided by investing activities	4,157,373	12,540,522	5,531,283	75,456
FINANCING ACTIVITIES
Proceeds from exercise of stock options and warrants	15,210,210	41,600	51,000	30,511,278
Proceeds from private placements	—	—	—	38,137,385
Proceeds from acquisition of private company	1,800,120	—	—	1,800,120
Proceeds from public offerings	20,042,570	3,421,309	12,063,394	66,320,777
Cash provided by financing activities	37,052,900	3,462,909	12,114,394	136,769,560
Net increase in cash and cash equivalents during the period	25,146,394	714,799	3,223,585	32,576,289
Impact of foreign exchange on cash and cash equivalents	(127,350)	—	—	(127,350)
Cash and cash equivalents, beginning of period	7,429,895	6,715,096	3,491,511	—
Cash and cash equivalents, end of period	32,448,939	7,429,895	6,715,096	32,448,939
Cash interest received	47,573	769,529	1,392,866

To view the Company’s 2009 Consolidated Financial Statements, related Notes to the Consolidated Financial Statements, and Management’s Discussion and Analysis, please see the Company’s year end filings which will be available on www.sedar.com and on www.oncolyticsbiotech.com.

About Oncolytics Biotech Inc.
Oncolytics is a Calgary-based biotechnology company focused on the development of oncolytic viruses as potential cancer therapeutics. Oncolytics’ clinical program includes a variety of human trials including a Phase III trial in head and neck cancers using REOLYSIN, its proprietary formulation of the human reovirus. For further information about Oncolytics, please visit: www.oncolyticsbiotech.com.

This press release contains forward-looking statements, within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended.  Forward-looking statements, including the Company’s belief as to the potential of REOLYSIN as a cancer therapeutic; the Company’s expectations as to the success of its research and development programs in 2009 and beyond, the Company’s planned operations, the value of the additional patents and intellectual property; the Company’s expectations related to the applications of the patented technology; the Company’s expectations as to adequacy of its existing capital resources; the design, timing, success of planned clinical trial programs; and other statements related to anticipated developments in the Company’s business and technologies involve known and unknown risks and uncertainties, which could cause the Company’s actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the availability of funds and resources to pursue research and development projects, the efficacy of REOLYSIN as a cancer treatment, the success and timely completion of clinical studies and trials, the Company’s ability to successfully commercialize REOLYSIN, uncertainties related to the research and development of pharmaceuticals, uncertainties related to the regulatory process and general changes to the economic environment.  Investors should consult the Company’s quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements.  Investors are cautioned against placing undue reliance on forward-looking statements.  The Company does not undertake to update these forward-looking statements, except as required by applicable laws.

FOR FURTHER INFORMATION PLEASE CONTACT:

The Equicom Group Nick Hurst 300 5th Ave. SW, 10th Floor Calgary, Alberta T2P 3C4 Tel: 403.218.2835 Fax: 403.218.2830 nhurst@equicomgroup.com	The Investor Relations Group Erika Moran 11 Stone St, 3rd Floor New York, NY 10004 Tel: 212.825.3210 Fax: 212.825.3229 emoran@investorrelationsgroup.com